UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number 000-55710

(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: March 31, 2023

☐	Transition Report on Form 10-K	☐	Transition Report on Form 10-Q
☐	Transition Report on Form 20-F	☐	Transition Report on Form N-SAR
☐	Transition Report on Form 11-K

For the Transition Period Ended: ________________________________

Read Instruction (on back page) Before Preparing Form. Please print or type. Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ____________________________________________.

PART I
REGISTRANT INFORMATION

Full Name of Registrant      NioCorp Developments Ltd.

Former Name if Applicable ____________________________________

Address of Principal Executive Office (Street and number)

7000 South Yosemite Street, Suite 115

City, State and Zip Code       Centennial, Colorado 80112

PART II
RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

NioCorp Developments Ltd. (the “Company”) recently consummated a business combination transaction with GX Acquisition Corp. II (“GX”). The high level of complexities in integrating GX and accounting for the business combination has resulted in a delay the Company’s financial reporting and closing process for the quarterly period ended March 31, 2023. Accordingly, the Company is unable to file its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2023 (the “Form 10-Q”) within the prescribed time period without unreasonable effort or expense. The Company expects to file the Form 10-Q within the time period prescribed in Rule 12b-25 promulgated under the Securities Exchange Act of 1934.

PART IV
OTHER INFORMATION

(1)       Name and telephone number of person to contact in regard to this notification

Neal Shah	(720) 940-7826
(Name)	(Area Code) (Telephone Number)

(2)       Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3)       Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portions thereof?

☐ Yes ☒ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Forward-Looking Statements

This document contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian securities laws (collectively, “forward-looking statements”). Forward-looking statements may include, but are not limited to, statements regarding the Company or its management team’s expectations, hopes, beliefs, intentions or strategies regarding the future, including statements about the timing of the filing of the Form 10-Q. Forward-looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict,” “should,” “would” and other similar words and expressions, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements are based on the current expectations of the management of the Company and are inherently subject to uncertainties and changes in circumstances and their potential effects and speak only as of the date of such statement. There can be no assurance that future developments will be those that have been anticipated. Forward-looking statements reflect material expectations and assumptions, including, without limitation, expectations, and assumptions relating to the Company’s auditors being able to complete their review of the quarterly financial statements in a timely manner. Such expectations and assumptions are inherently subject to uncertainties and contingencies regarding future events and, as such, are subject to change. Forward-looking statements involve a number of risks, uncertainties or other factors that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those discussed and identified in public filings made by the Company with the Securities and Exchange Commission (the “SEC”) and with the applicable Canadian securities regulatory authorities and the following: the Company’s auditors being unable to complete their review of the quarterly financial statements in a timely manner and the Company consequently not filing the Form 10-Q within the time period prescribed in Rule 12b-25 promulgated under the Securities Exchange Act of 1934; the Company's ability to operate as a going concern; the Company's requirement of significant additional capital; the Company's limited operating history; the Company's history of losses; cost increases for the Company's exploration and, if warranted, development projects; a disruption in, or failure of, the Company's information technology systems, including those related to cybersecurity; equipment and supply shortages; current and future off take agreements, joint ventures, and partnerships; the Company's ability to attract qualified management; the effects of the COVID-19 pandemic or other global health crises on the Company's business plans, financial condition and liquidity; estimates of mineral resources and reserves; mineral exploration and production activities; feasibility study results; changes in demand for and price of commodities (such as fuel and electricity) and currencies; changes or disruptions in the securities markets; legislative, political or economic developments; the need to obtain permits and comply with laws and regulations and other regulatory requirements; the possibility that actual results of work may differ from projections/expectations or may not realize the perceived potential of the Company's projects; risks of accidents, equipment breakdowns, and labor disputes or other unanticipated difficulties or interruptions; the possibility of cost overruns or unanticipated expenses in development programs; operating or technical difficulties in connection with exploration, mining, or development activities; the speculative nature of mineral exploration and development, including the risks of diminishing quantities of grades of reserves and resources; claims on the title to the Company's properties; potential future litigation; and the Company's lack of insurance covering all of the Company's operations.

Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties, and other factors, including without limitation those discussed under Part I, Item 1A. “Risk Factors” contained in the Company’s most recent Annual Report on Form 10-K, and Part II, Item 1A. “Risk Factors” contained in the Company’s subsequent Quarterly Reports on Form 10-Q, as well as any amendments thereto.

The Company’s forward-looking statements contained in this document are based on the beliefs, expectations, and opinions of management as of the date of this document. The Company does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations, or opinions should change, except as required by law. For the reasons set forth above, investors should not attribute undue certainty to, or place undue reliance on, forward-looking statements.

NioCorp Developments Ltd.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

NIOCORP DEVELOPMENTS LTD.
Date: May 16, 2023	By:	/s/ Neal Shah
	Name:	Neal Shah
	Title:	Chief Financial Officer